UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For October 6, 2006
Commission File No. 000-29008
CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
(Formerly known as Tramford International Limited)
Room 2413-18, Shui On Centre,
6-8 Harbour Road, Wanchai, Hong Kong
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “expects”, “intends”, “may”, “plans”, “potential”, “predict”, “should”, or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.
CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
Financial Results Announcement
For the six months ended June 30, 2006 (unaudited)
HONG KONG, October 6, 2006, China Technology Development Group Corporation (NASDAQ: CTDC) (collectively, the “Company”, “We”, “us”, or “our”) announced today its unaudited consolidated financial results for the six month period ended June 30, 2006.
Our revenues increased by US$165,000, or 39.66%, from US$416,000 in the six months ended June 30, 2005 (the “2005 Period”) to US$581,000 in the six months ended June 30, 2006 (the “2006 Period”). The nutraceutical business acquired in 2005 contributed a total revenue of US$203,000 in the 2006 Period. Excluding this, the revenues of our IT operations slightly decreased by US$38,000, or 9.13% from US$416,000 in the 2005 Period to US$378,000 in the 2006 Period.
Our total cost of sales increased by US$96,000, or 45.5%, from US$211,000 in the 2005 Period to US$307,000 in the 2006 Period. The cost of sales of our nutraceutical business in the 2006 Period was US$150,000. Excluding this, the costs of sales of our IT operations in the 2006 Period amounted to US$157,000, which represented a decrease of US$54,000, or 25.59%, from US$211,000 in the 2005 Period. The decrease was due primarily to an increase in proportion to sales of our self-developed products, the costs of which are lower than the cost of products purchased from other suppliers due to the increased control we have with respect to the cost of the materials utilized to produce such products.
As a result, our gross profit in the 2006 Period amounted to US$274,000, which increased by US$69,000, or 33.66%, from US$205,000 in the 2005 Period. The gross profit of our nutraceutical business in the 2006 Period amounted to US$53,000. Excluding this, the gross profit of our IT operations in the 2006 Period amounted to US$221,000, which represented an increase of US$16,000, or 7.8% from US$205,000 in the 2005 Period. As a percentage of sales, the gross profit margin of our IT operations increased by 9.19%, from 49.28% in the 2005 Period to 58.47% in the 2006 Period.
Selling, general and administrative expenses (“SG&A expenses”) increased by US$627,000, or 125.9%, from US$498,000 in the 2005 Period to US$1,125,000 in the 2006 Period. SG&A of our nutraceutical operations in the 2006 Period amounted to US$308,000 which mainly included amortization and depreciation charges of approximately US$158,300 for the 2006 Period. Excluding this, the SG&A expenses of our IT operations and corporate office increased by US$319,000, or 64.06%, from US$498,000 of the 2005 Period to US$817,000 of the 2006 Period. The significant increase in the SG&A expense was due to the following factors:
(1)	SG&A expenses of our IT operations increased by US$56,000, or 15.56%, from US$360,000 in the 2005 Period to US$416,000 in the 2006 Period, due primarily to additional technicians that were recruited by us to develop new products;
(2)	SG&A expenses of our corporate office increased by US$263,000, or 190.58%, from US$138,000 in the 2005 Period to US$401,000 in the 2006 Period. The significant increase was due primarily to an increase in staff costs and rental expenses as a result of the expansion of our corporate office beginning in May 2005.
As of June 30, 2006, we had cash balance of US$878,000. The Company also maintained a deposit of US$783,000 with China Biotech Holdings Limited, a related company, for the purpose of financing potential investments in nutraceutical entities in China. We also had available cash equivalent of US$273,000 in the form of account receivables due from Beijing Holdings Limited, our principal stockholder, which amounts represented the proceeds receivable from Beijing Holdings Limited in respect of the sale of available-for-sales securities owned by us to Beijing Holdings Limited.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except per share data)
For the periods ended June 30, 2005 and 2006

	June, 30	June 30,
	2005	2006
	US$ (Note (1))	US$ (Note (1))
Continuing operations:
Revenues	416	581
Cost of sales	(211)	(307)

Gross Profit	205	274

Selling, general and administrative expenses	(498)	(1,125)

Operating loss	(293)	(851)

Interest income	—	5
Non-operating income	39	76
Non-operating expenses	—	(35)

Loss before income tax provision	(254)	(805)
Income taxes provision	—	(1)

Loss from continuing operations before minority interests	(254)	(806)
Minority interest-continuing operations	—	70

Loss from continuing operations	(254)	(736)
Discontinued operations:
Loss from discontinued operations including loss on disposal of US$63 on March 31, 2005	(36)	—

Net loss for the period	(290)	(736)

Loss per share
-Basic and dilutive	(0.04)	(0.07)

Loss per share from continuing operations
-Basic and dilutive	(0.03)	(0.07)

Income/(loss) per share from discontinued operations
-Basic and dilutive	(0.01)	—

Weighted average ordinary shares
-Basic and dilutive	6,894	11,275

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands)
at December 31, 2005 and June 30,2006

	December 31,	June 30,
	2005	2006
	US$ (Note (1))	US$ (Note (1))
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2,292	878
Short-term investments-security trust account	14	1
Available-for-sale securities	46	55
Trade accounts receivable, net	99	92
Inventories	323	380
Value added tax and business tax recoverable	—	13
Due from related parties	1,057	1,106
Prepayment for investment in subsidiary	—	75
Other assets	183	148

TOTAL CURRENT ASSETS	4,014	2,748

Long-term prepayment for rental of land	66	65
Property, plant and equipment, net	1,147	1,058
Intangible asset	818	737
Goodwill	8,697	8,697

TOTAL ASSETS	14,742	13,305

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Trade accounts payable	72	72
Accrued professional fees	484	313
Income tax payable	31	30
Value added tax and business tax payable	5	—
Deferred government grants	29	12
Due to a related party	446	62
Short term borrowings	111	71
Deferred tax liabilities	62	62
Other liabilities and accrued expenses	465	460

TOTAL CURRENT LIABILITIES	1,705	1,082

Minority interests	690	619

SHAREHOLDERS’ EQUITY
Common stock, US$0.01 par value; 2,500,000,000 shares authorised; shares issued and outstanding 11,274,497 in 2005 and 2006)	114	114
Additional paid-in capital	33,765	33,765
Accumulated deficit	(21,412)	(22,148)
Accumulated other comprehensive losses	(120)	(127)

TOTAL SHAREHOLDERS’ EQUITY	12,347	11,604

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	14,742	13,305

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amount in thousands)
For the periods ended June 30, 2005 and 2006

	2005	2006

	US$ (Note (1))	US$ (Note (1))
Cash flows from operating activities
Net loss	(331)	(736)
Adjustments to reconcile net loss to net cash used in operating activities
Minority interests in loss of consolidated subsidiaries	—	(71)
Amortization of intangible asset, goodwill and software development costs	—	81
Amortization of long-term prepayment for rental of land	—	1
Depreciation	6	95
Dividend income	—	(1)
Unrealised loss on trading securities	41	—
Gain on disposal of available-for-sale securities	(2)	—
Loss on disposal of discontinued operations	63	—
Changes in assets and liabilities:
Decrease in trade accounts receivable	69	7
Increase in inventories	(8)	(57)
(Increase)/decrease in due from related parties and other assets	8	(14)
Decrease in trade accounts payable, amount due to a related party and other current liabilities	(156)	(577)
Decrease in income tax payable	(2)	(19)

Net cash used in operating activities	(312)	(1,291)

Cash flows from investing activities
Security trust account	1,929	13
Dividend income	—	1
Decrease in funds held by related parties for security investment purposes	1,034	—
Net cash and cash equivalents disposal of upon disposal of discontinued operations	(44)	—
Proceeds from disposal of available-for-sale securities	222	—
Prepayment for investment in subsidiary	—	(75)
Purchase of property, plant and equipment	—	(6)
Proceed on disposal of fixed assets	(6)	—

Net cash provided by investing activities	3,135	(67)

Cash flows from financing activities
Repayment of short term borrowings	—	(40)

Net cash used in financing activities	—	(40)

Effect of exchange rate changes on cash and cash equivalents	1	(16)

Net increase/(decrease) in cash and cash equivalents	2,824	(1,414)

Cash and cash equivalents at beginning of period	657	2,292

Cash and cash equivalents at end of period	3,481	878

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
UNAUDITED CONSOLIDATED STATEMENTS OF CHANCES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands)
at June 30, 2005, December 31, 2005 and June 30, 2006

					Accumulated
			Stock		other	Total
	No. of		Options	Accumulated	comprehensive	shareholders’
	Shares	Equity	Granted	losses	losses	equity

		US$ (Note (1))	US$ (Note (1))	US$ (Note (1))	US$ (Note (1))	US$ (Note (1))
Balance at June 30, 2005	6,894,497	23,483	—	(19,259)	(444)	3,780

Issue of shares	4,380,000	9,998	—	—	—	9,998
Stock options granted		—	398	—	—	398
Net loss		—	—	(2,153)		(2,153)
Net unrealized gain on available-for-sale securities		—	—	—	23	23
Less: Reclassification adjustment for loss realized on sale		—	—	—	362	362
Translation adjustment		—	—	—	(61)	(61)

Total comprehensive loss for the year						324

Balance at December 31, 2005	11,274,497	33,481	398	(21,412)	(120)	12,347

Net loss		—	—	(736)	—	(736)
Net unrealized gain on available-for-sale securities		—	—	—	9	9
Translation adjustment		—	—	—	(16)	(16)

Total comprehensive loss for the year						(7)

Balance at June 30, 2006	11,274,497	33,481	398	(22,148)	(127)	11,604

Note (1): The functional currency of the Company is Renminbi (“Rmb”), the lawful currency of the People’s Republic of China. For the convenience of the reader, translation of amounts from Renminbi into United States Dollars ( “US$”) has been made at the noon buying rate in New York City for cable transfer in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York City on June 30, 2006 of Rmb 7.9943 = US$1.00 for the operating results of periods ended June 30, 2005 and 2006 and for the financial position as of December 31, 2005 and June 30, 2006. No representation is made that the Renminbi amounts could have been, or could be, converted into United States Dollars at that rate or at any other certain rate.
Note (2): Our results for the 2006 Period included the results of our IT operations and nutraceutical operations (acquired in 2005), as compared to solely the IT operations was included in the 2005 Period.
For Further information:
Michael Siu
Executive Director, Chief Financial Officer and Secretary
Tel     : 00852-3112 8461
Fax     : 00852-3112 8410
Email : michael.siu@chinactdc.com
About CTDC
CTDC is engaged in providing information network security solutions and developing health food products utilizing bio-active components of bamboo in People’s Republic of China. For more information, please visit our website at www.chinactdc.com.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Technology Development Group Corporation
By:	/s/ Michael Siu
	Name:	Michael Siu
	Title:	Executive Director, Chief Financial Officer and Secretary

Date: October 6, 2006